9:56 AM Wed Feb 14 76%


NO SUGAR
NO CREAM,
PLEASE
REINTRODUC
THE INDIGENO
HISTORY OF COFFEE A
REIMAGINING ITS FUTU
end of febru
NEXT PHASE
NOT FOR CONSTRUCTION
WE ARE COMMITTED TO
LOVE BLACK PEOPLE LIKE
WE LOVE BLACK COFFEE
THE PROBLEM
The unsustainable extraction of coffee has disconnected its indigenous roots.
THE SOLUTION
Honor the true roots of coffee by telling the lost stories of its fruit.
We address an unaddressed market through returning to the truth.
FUTURE
GROWTH
RAISING $500K TO SUPPOR
KEY GROWTH INITIATIVE
CXFFEEBLACK.
launch year 2019-2020
sales increased from $158.00 - $166K
2020
sales increased from 50% each year
2025 projected to reach $1 MILLION
+5

Anthony Dickson and 19 others · 4 comments • 3 reposts

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Bartholomew Jones Author · now
Founder at Cxffeeblack LLC

Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

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